PENNS WOODS BANCORP, INC.
300 Market Street
P.O. Box 967
Williamsport, Pennsylvania 17703-0967

June 25, 2009

VIA EDGAR and Facsimile

Kathryn McHale, Esquire
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4561

Re:          Penns Woods Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

(filed March 13, 2009)

Form 8-K (Furnished April 17, 2009)

Form 10-Q for the Quarterly Period Ended March 31, 2009

(filed May 11, 2009)

File No. 000-17077

Dear Ms. McHale:

We are responding to your letter, dated May 21, 2009, relating to the filings referenced above of Penns Woods Bancorp, Inc. (the “Company”).  Each of your comments is set forth below, together with the Company’s related response.  For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Federal Home Loan Bank System, page 5

1.             We note that the company is a member of the Federal Home Loan Bank of Pittsburgh and at December 31, 2008 holds $7,101,000 in FHLB stock.  Refer to the guidance of paragraph of 12.21 — 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.  Please tell us and revise future filings to more clearly discuss your accounting for these securities, including your impairment policy.  In addition, present a balanced discussion to state why, if true, that the company believes that its investment in FHLB Pittsburgh stock is not other than temporarily impaired given that the historical practice of repurchasing excess capital stock from members of the FHLB was suspended as well as the March 2009 dividend.

The Company evaluated its holding of Federal Home Loan Bank of Pittsburgh (“FHLB”) stock for impairment and deemed the stock to not be impaired due to the expected recoverability of the par value, which equals the value reflected within the Company’s financial statements.  The decision was based on several items ranging from the estimated true economic losses embedded within the FHLB’s mortgage portfolio to the FHLB’s liquidity position and credit rating.  The Company utilizes the impairment framework outlined in paragraph 8(i) of SOP 01-06 and paragraphs 12.21 — 12.25 of the AICPA Audit Guide for Depository and Lending Institutions to evaluate FHLB stock for impairment.  The following factors were evaluated to determine the ultimate recoverability of the par value of the FHLB stock holding:

1.     The significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted.

The suspension of stock redemptions and dividend payments will provide the FHLB with the means to build capital.  This will reduce the likelihood that any owner of FHLB stock will ultimately incur a loss in the future.  In addition, the FHLBs historical ability and commitment to holding investments until maturity is projected to reduce the unrealized loss within the mortgage portfolio from $13.5 billion to an estimated embedded economic loss of less than $1 billion, which will further enhance capital and the ultimate recoverability of the par value of stock.

2.     Commitments by the FHLB to make payments required  by law or regulation and the level of such payments in relation to the operating performance of the FHLB.

The Company is not aware of any significant/unusual commitments made by the FHLB that would impact future financial performance, dividend rates, or the ultimate recoverability of the stock holding at par value.

3.     The impact of legislative and regulatory changes on the institutions and, accordingly, on the customer base of the FHLB.

The level of government support received by the FHLB ensures its ability to meet its obligations and therefore provide for the ultimate recoverability of the stock at par value.  The level of government support includes access to the U.S. Government-Sponsored Enterprise Credit Facility as a liquidity backstop, which will allow the FHLB to continue serving its customer base.  The FHLB has elected to early adopt FAS 115-2 and FAS 124-2 which will reduce past and limit possible future impairment losses incurred by the FHLB to the credit portion of the decline in value.  The Company believes that the level of government support and changes to accounting guidance provide further evidence as to the recoverability of the stock holding at par value.

4.     The liquidity position of the FHLB.

The FHLB maintains contingency liquidity in accordance with the Federal Housing Finance Agency and Board of Director policy in addition to access to the U.S. Government-Sponsored Enterprise Credit Facility.  Contingency liquidity includes: marketable assets with a maturity of one year or less, self-liquidating assets with a maturity of one year or less, collateral generally accepted in the repurchase market, and lines of credit with financial institutions receiving no less than the second highest credit rating from a nationally recognized rating organization.  The level of liquidity will ensure the FHLB continues to service its customers and serves as the base for the ultimate recoverability of the stock holding at par value.

5.     Whether a decline is temporary or whether it affects the ultimate recoverability of the FHLB stock based on (a) the materiality of the carrying amount to the member institution and (b) whether an assessment of the institution’s operational needs for the foreseeable future allow management to dispose of the stock.

The Company does not deem the holding of FHLB stock to be material in terms of financial performance or liquidity position.  The Company does not rely on the payment of dividends from the FHLB as a source of income, but rather the Company considers the stock part of conducting business.  While the FHLB is utilized as a source of funding, the Company has other avenues to obtain funding ranging from customer deposits to other financial institutions.  In addition, the Company currently has approximately $140 million of available funds to meet its liquidity needs.  The Company’s current liquidity plan does not contemplate any cash generated from the sale of its FHLB capital stock.  During the current second quarter of 2009, the Company has been able to reduce its utilization of FHLB funding by nearly half.  This ability to reduce FHLB funding reliance has highlighted the Company’s ability to attract funding, while illustrating that the importance of liquidating FHLB stock is not essential to the overall liquidity position of the Company.

The factors noted above caused the Company to determine that its holding of FHLB stock is not impaired.  The Company will revise future filings to more clearly discuss the accounting and analysis of FHLB stock.

Provision for Loan Losses, pages 20-21

2.             We note the continued deterioration in the credit quality of your loan portfolio.  Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans.  Discuss the relationship between your non-performing and impaired loans and the allowance for loan losses and link this information to the increase in your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized.  Also, clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

The Company will revise future disclosures to include additional discussion to bridge the gap between the increases in non-performing and impaired loans.   In addition, the Company will discuss in future filings the impact on the allowance for loan losses caused by the respective increases in non-performing loans, delinquencies, and impaired loans.

Liquidity, Interest Rate Sensitivity, and Market Risk, pages 30-31

3.             In future filings, please more fully disclose the results of the GAP table utilized by the company, the market value at risk calculation used to determine the effects of interest rate movements on shareholders’ equity and the simulation analysis used to monitor the effects of interest changes on the company’s balance sheet.  Please also disclose how these results compare to the company’s defined policy guidelines given their apparent importance to your internal process as discussed on this page.

The Company will provide additional disclosure in future filings regarding the asset/liability gap matching process and simulation analysis of the impact of interest rate movements on shareholders’ equity.  In addition, the Company will discuss in future filings how these results compare to policy guidelines.

Critical Accounting Policies, pages 31-32

4.             Since critical accounting estimates and assumptions are based on matters that are highly uncertain, please revise future filings to provide additional disclosure for each of your critical estimates to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.  For example, with regard to the company’s securities impairment policy disclose the ranges of potential losses and results of stress tests and assumptions used for cash flow analysis, as necessary.

The Company will provide additional disclosure in future filings regarding critical accounting estimates and assumptions, including providing quantitative and qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

Note 3 — Investment Securities, page 45

5.             We note the significant unrealized losses related to your state and political securities at December 31, 2008 and March 31, 2009.  We have the following comments:

•      Please provide us your full detailed analysis of the securities’ impairment as of December 31, 2008 and March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.  Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end.  As part of your overall response, please specifically address how you determined the $2.333 million other than temporary impairment on several of your equity holdings as of March 31, 2009 as noted on page 23 of your Form 10-Q for the period ended March 31, 2009 and your compliance with SAB 111.  We may have further comments based on your response;

•      Please tell us as to what you attribute the severity of the fair value decline and tell us how you considered this information in your impairment analysis.  In this regard, reconcile the disclosure in the Form 10-K on page 23 that states that the increased level of unrealized losses, which offset the increase in amortized cost, was the result of changes in the yield curve and illiquid markets, not credit quality, as the credit quality of the portfolio remained sound vs. the disclosure appearing in Note 3 on page 46 that the unrealized losses disclosed are not other than temporary but are the result of interest rate changes, sector credit rating changes, or company specific rating changes that are not expected to result in the noncollection of principal and interest during the period; and

•      Please provide us, and consider disclosing in all future filings, an expanded table in MD&A detailing the credit rating for state and political securities and other debt securities.

The Company considers various factors, which includes examples from certain accounting guidance, namely Staff Accounting Bulletin No. 111, FASB Staff Position Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and FASB Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers, when analyzing the available for sale portfolio for possible other than temporary impairment.  The Company primarily considers the following factors: length of time and severity of the market value being less than carrying value, reduction of dividend paid (equities), continued payment of dividend/interest, credit rating, the financial condition of an issuer, intent and ability to hold until anticipated recovery (which may be maturity), and general outlook for the economy, specific industry, and entity in question.  The Company considered all publicly available evidence of which it was aware, including information received after period end but prior to filing of the 10-K and 10-Q, as applicable, in connection with this analysis.

The bond portfolio review is conducted with emphases on several factors.  Continued payment of principal and interest is given primary importance with credit rating and financial condition of the issuer following as the next most important.  As of December 31, 2008 and March 31, 2009, all holdings within the available for sale bond portfolio were current in their respective payments of principal and interest.  Credit ratings were reviewed with the ratings of the bonds being satisfactory.  Those that were not currently rated were discussed with a third party and/or underwent an internal financial review. The Company also monitors whether each of the investments incurred a decline in market value from carrying value of at least 20% for twelve (12) consecutive months or a similar decline of at least 50% for three (3) consecutive months.  This analysis with respect to those securities not currently rated at March 31, 2009 is attached as Appendix A in both a summary and detailed tabular format.  Each bond is reviewed to determine whether it is a general obligation bond, which is backed by the credit and taxing power of the issuing jurisdiction, or revenue bond, which is only payable from specified revenues.  Based on the review undertaken by the Company and the intent and ability to hold the bonds until anticipated recovery (which may be maturity) the Company determined that the decline in value of the various bond holdings were deemed to be temporary and were the result of the general market downturns and interest rate/yield curve changes, not credit issues. With respect to municipal bonds not currently rated which have been in an unrealized loss position for twelve consecutive months or greater at March 31, 2009, such gross unrealized losses were approximately $486,000.  Consistent with the Company’s review of the portfolio as a whole, the intent and ability to hold such bonds until anticipated recovery and the fact that almost all of such bonds are general obligation bonds, the Company determined that the decline in the value of these bond holdings were deemed to be temporary.  The Company made the same determination with respect to its holdings of issuers in California.  At March 31, 2009, such general obligation bonds were current in their respective payments of principal and interest and the Company had the intent and ability to hold such bonds until anticipated recovery (which may be maturity).

The equity portfolio, which is invested entirely in financial institutions, is reviewed in a similar manner as that of the bond portfolio with a greater emphasis placed on the length of time the market value has been less than the carrying value and financial sector outlook. The Company also reviews dividend payment activities and, in the case of financial institutions, whether or not such issuer was participating in the TARP Capital Purchase Program.  The starting point for the equity analysis is the length and severity of a market price decline.  The Company monitors two primary measures: 20% decline and 50% decline in market value from carrying value.  The $2.333 million impairment charge was the result of several factors.  First, each of the investments either incurred a decline in market value from carrying value of at least 20% for twelve (12) consecutive months or a decline of 50% for three (3) consecutive months.  Second, the respective issuers had either significantly reduced their dividend rate, had announced a forthcoming reduction in dividend rate, had conducted a reverse stock split with little improvement in price, or possessed a negative outlook.  The Company determined that although it had the ability to hold these select investments for a sufficient time to allow for price recovery it was unlikely that the market values would increase sufficiently in the near term.  Therefore, the Company determined the decline in market value to be other than temporary.

Attached as Appendix B is both a summary and detailed analysis of the equity securities in an unrealized loss position of twelve months or greater as of March 31, 2009.  Based on the Company’s review of this information, including the book value of such securities as compared to the market value, and publicly available information about actions taken by such issuers after the period end but prior to filing the 10-Q, the Company determined that the decline in the value of the various equity holdings were deemed to be temporary.

The Company attributes the majority of the increase in unrealized losses within the bond portfolio to illiquid markets, interest rate/yield curve changes, and credit ratings in that order.

•      The Company, through inquiries of members of the brokerage community, determined that the municipal bond market had become illiquid as the number of buyers and sellers had decreased, while at the same time the number of new bond issues seemed to be declining.

•      Interest rate or yield curve changes increased the unrealized losses within the portfolio.  The increase in municipal bond yields due to a number of factors, including, underlying issuer concerns in some cases, lack of volume and other illiquidity issues, uncertainty surrounding the underlying insurance carriers and shifts in risk premium, which have contributed to the municipal bond yield curve moving upward.  This change, coupled with general market uncertainty, resulted in the existing portfolio carrying a lower average yield than those bonds currently being traded.  The change in yield caused the Company’s portfolio to decline in value compared to the portfolio’s carrying cost.

•      Market conditions in various regions of the country and in various industries led to changes in credit ratings.  The Company either made inquiries of members of the brokerage community regarding certain investments or conducted its own analysis of the investments.  Additionally, almost all of the bonds were government obligations, which are backed by the full faith and credit of the government entity, rather than revenue bonds.  The Company determined that the issuers continued to have the ability to continue to be current in the payment of principal and interest.

•      The Company believes the disclosures on pages 23 and 46 of the 10-K are consistent in that the Company determined that the increased level of unrealized losses was the result of the changes in yield curve, illiquid markets, and rating changes that were either company specific or sector specific and not due to credit quality as the Company did not believe any of the aforementioned factors is expected to result in the noncollection of principal and interest during the respective periods.

The Company will consider adding a table or narrative to future filings that highlights the credit ratings for its bond portfolio.  An example of the requested debt security listing by rating as of December 31, 2008 is attached as Appendix C.

Item 11. Executive Compensation, page 67

Compensation Discussion and Analysis, page 6 of Definitive Proxy Statement on Schedule 14A

Base Salary, page 7 of Definitive Proxy Statement on Schedule 14A

6.             It appears that the company benchmarks base salary to its peers.  Please identify the component companies that make up the compensation peer group.  In addition, please describe how the compensation committee used comparative compensation information in determining base salary.  Please also confirm that you will revise future filings accordingly.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure

The compensation committee utilizes base salary information obtained from the Proxy Statements of the following companies as a reference point in determining the overall compensation for our executives and will include this information in future filings:

ACNB Corporation	AmeriServ Financial, Inc.
CCFNB Bancorp, Inc.	Citizens Financial Services
Codorus Valley Bancorp, Inc.	Comm Bancorp, Inc.
DNB Financial Corporation	ENB Financial Corporation
Fidelity D & D Bancorp, Inc.	First Keystone Corporation
Franklin Financial Services Corp.	Harleysville Savings Financial Corp.
Mid Penn Bancorp, Inc.	Penseco Financial Services Corp.
QNB Corp.	Tower Bancorp, Inc.

The compensation committee utilizes such comparative information as one component solely for determining the base salary for such executives.  Other components considered by the committee include executive qualifications, tenure, and historical performance.  The committee does not assign relative weights to any one component but considers the entire mix of information.  The committee does not consider such comparative information in connection with other elements of the overall compensation of such executives.

Annual Bonus Programs, page 8 of Definitive Proxy Statement on Schedule 14A

7.             We note that the annual bonuses paid to the company’s named executive officers are determined at the discretion of the Committee based in part on the level of net income, return on assets, return on equity, and quality of the loan portfolio.  Please tell us how the compensation committee determined the annual bonus amounts for the named executive officers for the 2008 fiscal year, and how each of the performance metrics listed above factored into the decision.  Please also confirm that you will revise future filings accordingly.  Refer to Item 402(b)(1)(v) of Regulation S-K.

As disclosed in the proxy statement, the amount of annual bonuses paid to the Company’s named executive officers is discretionary, and not tied to any specific performance criteria or formula.  The Committee does, however, review the Company’s levels of net income, return on assets, return on equity and credit quality for the relevant year and in light of historical performance, and also compares the Company’s performance to peer performance as reported in the Uniform Bank Holding Company Performance Report and Uniform Bank Performance Report.  The Committee considers each metric, including peer comparisons, in the aggregate and not individually with no single component receiving a specific weighting.  The Committee also considers the results of individual annual performance reviews for the relevant year in determining bonus amounts.  The Chief Executive Officer recommends bonus amounts for named executive officers other than himself, but the Committee is not obligated to accept such recommendations.  For 2008, the Committee concluded that the Company achieved a level of performance in terms of net income, return on assets, return on equity, and credit quality, individually and relative to its peers and considering the Company’s historical performance, to warrant the bonus amounts disclosed in the proxy statement.  For 2008, the Committee awarded annual bonuses to the named executive officers of $85,307 in the aggregate, including a reduction of approximately $20,000 in the annual bonus awarded to the Chief Executive Officer for 2008 from the bonus awarded to him for 2007. The bonus amounts for 2008 included a discretionary special bonus payable to all employees of the Company equivalent to one and one-half weeks of salary.  The Company will revise future filings accordingly, including more specifically identifying institutions used by the Committee for any peer comparisons.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 67

8.             We note the disclosure on page 67 that the loans to the company’s officers and directors were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

The Company confirms that loans to the Company’s officers and directors were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  The Company will utilize this language in future filings in place of “…prevailing at the time for comparable transactions with other persons…”

Signatures

9.             Please tell us if the report has been signed by the company’s controller or principal accounting officer.  Please also confirm that you will clearly identify the company’s controller or principal accounting officer as a signatory in future filings.  Refer to General Instruction D(2)(a) to Form 10-K.

The Company confirms that the Principal Accounting Officer, Chief Financial Officer Brian L. Knepp, did sign the report.  The Company will identify Mr. Knepp as both the Principal Accounting Officer and the Principal Financial Officer in future filings.

Exhibits 31.1(I) and 31.1 (II)

10.          We note that Exhibits 31.(I) and 31.(II) to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  In particular, you have replaced the word “registrant” with the word “Company” and have modified the language in paragraphs 4(d) and 5.  We note similar modifications in Exhibits 31.(I) and 31.(II) to the Form 10-Q for the quarterly period ended March 31, 2009.  In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

The certifications the Company will file as Exhibits 31.(I) or 31.(II) in future filings will be in the exact format as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 8-K dated April 17, 2009

11.          We note your presentation of “net income from core operations”, “operating earnings per share” and “return on average assets and return on average equity calculated on the basis of operating earnings” in the information furnished under Item 2.02 of the Form 8-K dated April 17, 2009.  These financial descriptions and ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP financial descriptions and ratios in the future, the staff notes the following;

•      To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in

Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

•      To the extent that you plan to disclose these financial descriptions and ratios in future Item 2.02 Form 8-K’s, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•      To the extent these financial descriptions and ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the financial descriptions and ratios as non-GAAP measures and comply with all of the disclosure requirements.

The Company will identify each of “net income from core operations”, “operating earnings per share” and “return on average assets and return on average equity calculated on the basis of  operating earnings” as a non-GAAP measure in future filings.  In addition, the Company will present a table reconciling each of such non-GAAP measures to the most clearly comparable measure in each case in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Guide III

12.          Please provide a comparative asset quality table and allowance for loan losses table in future filings on Form 10-Q.  Disclose all asset quality components (non-accrual loans, loans 90 days plus and accruing) as well as any restructured loans.  In your allowance for loan losses table, please ensure that you present loan charge-offs and recoveries by loan type as well as the periodic loan loss provision which will reconcile the beginning balance to the ending balance for the periods presented.

The Company will provide comparative asset quality, loan portfolio composition in terms of asset quality, and allowance for loan losses activity tables in future filings on Form 10-Q.  The Company will ensure that the allowance for loan losses table will present information regarding loan charge-offs and recoveries b loan type as well as the periodic loan loss provision which will reconcile the beginning balance to the ending balance for the periods presented.

In connection with responding to your comments, the Company acknowledges the following:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;  and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt by electronic confirmation.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (570) 320-2030.

Very truly yours,
PENNS WOODS BANCORP, INC.

/s/ Brian L. Knepp
Brian L. Knepp
Chief Financial Officer

Appendix A

Non-rated securities in an unrealized loss position by length of time as of 3/31/09:

3/31/2009
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

State and political securities, Non-rated	1,407,549	(235,470)	2,878,313	(485,913)	4,285,862	(721,383)

No non-rated securities have been in an unrealized loss position of 20% or greater for 12 consecutive months as of3/31/09.

Below is a detailed summary of each non-rated securities irrespective of loss position as of March 31, 2009:

		3/31/2009
Bond	State	Market Value	Amortized Cost	Unrealized Gain/Loss	% Decline
A	IL	393,841.20	470,000.00	(76,158.80)	-16.20%
B	MI	316,331.25	375,000.00	(58,668.75)	-15.65%
C	WA	478,892.85	554,995.89	(76,103.04)	-13.71%
D	CO	218,484.00	243,023.20	(24,539.20)	-10.10%
E	CO	373,520.00	430,922.47	(57,402.47)	-13.32%
F	KY	328,861.00	307,477.29	21,383.71	6.95%
G	CO	314,510.00	383,181.65	(68,671.65)	-17.92%
H	CA	136,999.35	182,028.75	(45,029.40)	-24.74%
I	CA	135,312.45	185,757.58	(50,445.13)	-27.16%
J	CA	132,604.80	187,614.56	(55,009.76)	-29.32%
K	OK	1,785,366.55	1,994,721.27	(209,354.72)	-10.50%
		4,614,723.45	5,314,722.66	(699,999.21)	-13.17%

Note: Bond D and K are revenue bonds.

Appendix B

Equity securities in an unrealized loss position by length of time as of 3/31/09:

Twelve Months or Greater
	Estimated	Gross
	Fair	Unrealized
	Value	Losses

Equity Securities	1,576,289.04	(2,126,517.10)

Below is a detailed summary of each equity security in an unrealized loss position of twelve months or greater as of March 31, 2009:

	3/31/2009
Issuer	Market Value ($)	Amortized Cost ($)	Unrealized Gain/Loss ($)	% Decline	Annual Div (%)
A	328,190.00	503,861.59	(175,671.59)	-34.87%	0.48
B	156,000.00	250,855.29	(94,855.29)	-37.81%	0.92
C	308,800.00	606,025.68	(297,225.68)	-49.05%	1.28
D	214,200.00	1,110,155.59	(895,955.59)	-80.71%	1.50
E	86,100.00	165,870.49	(79,770.49)	-48.09%	0.04
F	128,069.04	218,004.00	(89,934.96)	-41.25%	0.80
G	299,130.00	681,704.55	(382,574.55)	-56.12%	0.04
H	55,800.00	166,328.95	(110,528.95)	-66.45%	0.48

With respect to each of the securities in the table above, the Company considered the following factors:

Issuer	TARP	Reduced Dividend	Book Value Greater than Market	Market Value ($/share)	Issuer Book Value ($/share)	Other
A	N	Y	N	8.87	7.61	under water 20% less than 3 consecutive months
B	N	N	Y	15.60	16.76	under water 20% less than 12 consecutive months
C	Y	N	Y	15.45	18.68	under water 20% less than 12 consecutive months
D	Y	N	Y	12.24	59.72	under water 20% less than 6 consecutive months
E	N	N	Y	5.74	6.70	under water 20% less than 12 consecutive months
F	Y	N	Y	10.75	17.84	under water 20% less than 12 consecutive months
G	Y	Y	Y	7.67	10.46	under water 20% less than 6 consecutive months
H	Y	Y	Y	11.16	19.06	under water 20% less than 12 consecutive months

* No holdings were under water by greater than 20% for 12 consecutive months or 50% for 3 consecutive months

Appendix C

Debt Securities

S&P or Moody’s Equivalent Rating

	A- to AAA		B- to BBB+		C to CCC+		Not Rated		Total
		Estimated		Estimated		Estimated		Estimated		Estimated
	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
(In Thousands)	Cost	Value	Cost	Value	Cost	Value	Cost	Value	Cost	Value
Available for sale (AFS)
U.S. Government and agency securities	$46,452	$47,586	$—	$—	$—	$—	$—	$—	$46,452	$47,586
State and political securities	122,392	114,201	14,567	13,150	—	—	5,299	4,491	142,258	131,842
Other debt securities	14,698	14,630	1,085	798	50	32	137	94	15,970	15,554
Total debt securities AFS	$183,542	$176,417	$15,652	$13,948	$50	$32	$5,436	$4,585	$204,680	$194,982

Held to maturity (HTM)
U.S. Government and agency securities	$10	$11	$—	$—	$—	$—	$—	$—	$10	$11
Other debt securities	125	125	—	—	—	—	—	—	125	125
Total debt securities HTM	$135	$136	$—	$—	$—	$—	$—	$—	$135	$136